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                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                              ITC  DeltaCom, Inc.
---------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $.01
---------------------------------------------
                        (Title of Class of Securities)

                                  45031T 10 4
---------------------------------------------
                                (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 45031T 10 4

------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            SCANA Corporation                      57-0784499
------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ X ]
            (b)   [   ]
------------------------------------------------------------------------------
3)    SEC Use Only
------------------------------------------------------------------------------
4)    Citizenship or Place of Organization             South Carolina
------------------------------------------------------------------------------
Number of         (5)   Sole Voting Power                           0
Shares            ------------------------------------------------------------
Beneficially      (6)   Shared Voting Power                 1,777,919
Owned by          ------------------------------------------------------------
Each Reporting    (7)   Sole Dispositive Power                      0
Person With       ------------------------------------------------------------
                  (8)   Shared Dispositive Power            1,777,919
------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person
           1,777,919 shares
------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)      [   ]
------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row 9           7.164%
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)               CO, HC
------------------------------------------------------------------------------
  CUSIP No. 45031T 10 4

------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            SCANA Communications, Inc.                57-0784501
------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [ X ]
            (b)   [   ]
------------------------------------------------------------------------------
3)     SEC Use Only
------------------------------------------------------------------------------
4)     Citizenship or Place of Organization             South Carolina
------------------------------------------------------------------------------
Number of         (5)   Sole Voting Power                           0
Shares            ------------------------------------------------------------
Beneficially      (6)   Shared Voting Power                 1,777,919
Owned by          ------------------------------------------------------------
Each Reporting    (7)   Sole Dispositive Power                      0
Person With       ------------------------------------------------------------
                  (8)   Shared Dispositive Power            1,777,919
------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person
           1,777,919 shares
------------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)   [   ]
------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row 9           7.164%
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)                  CO
-----------------------------------------------------------------------------


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Item 1(a)   Name of Issuer:

        ITC/\DeltaCom, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office:

      206 West Ninth Street
      West Point, Georgia 31833

Item 2(a)   Names of Persons Filing:

      SCANA Corporation

      SCANA Communications, Inc.

Item 2(b)   Address of Principal Business Office, or if none, Residence:

      SCANA Corporation:                  1426 Main Street
                                          Columbia, SC 29201

      SCANA Communications, Inc.:         1426 Main Street
                                          Columbia, SC 29201

Item 2(c)   Citizenship:

      SCANA Corporation:                  South Carolina
      SCANA Communications, Inc.:         South Carolina

Item 2(d)   Title of Class of Securities:

      Common Stock, Par Value $.01

Item 2(e)   CUSIP Number:

      45031T 10 4

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   [  ]  Broker or Dealer registered under Section 15 of the Act

      (b)   [  ]  Bank as defined in section 3(a)(6) of the Act

      (c)   [  ]  Insurance Company as defined in section 3(a)(19) of the Act

      (d)   [  ]  Investment Company registered under section 8 of the
                  Investment Company Act

      (e)   [  ]  Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940

      (f)   [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13.d-1(b)(1)(ii)(F)

      (g)   [  ]  Parent Holding Company, in accordance with
                  240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h)   [  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

     Not applicable. This Schedule 13G is being filed pursuant to Rule 13d-1(c) because the reporting persons acquired all of the shares currently held by them before the issuer became subject to Section 12 of the Act.


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Item 4     Ownership.

      (a)   Amount beneficially owned: See Item 9 of cover pages.

      (b)   Percent of class: See Item 11 of cover pages.

      (c)   Number of shares as to which such person has

             (i) Sole power to vote or to direct the vote: See Item 5 of cover pages.

             (ii) Shared power to vote or to direct the vote: See Item 6 of cover pages.

             (iii)   Sole power to dispose or to direct the disposition of:
                     See Item 7 of cover pages.

             (iv)    Shared power to dispose or to direct the disposition of:
                     See Item 8 of cover pages.

Item 5   Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See Exhibit II.

Item 8   Identification and Classification of Members of the Group.

         See Exhibit II.

Item 9   Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         Not applicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 17, 1998

SCANA CORPORATION                         SCANA COMMUNICATIONS, INC.

By: s/William B. Timmerman                By: s/William B. Timmerman
   --------------------------------       -------------------------------
   William B. Timmerman, Chairman,        William B. Timmerman, Chairman
   President and Chief Executive          and Chief Executive Officer
   Officer


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                                 EXHIBIT INDEX

Exhibit I      Agreement Required by Rule 13d-1(f)
Exhibit I Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company; Identification and Classification of Members of the Group



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                                   EXHIBIT I

                      Agreement Required by Rule 13d-1(f)
                      -----------------------------------

     Each of the undersigned agrees that this Schedule 13G is being filed on behalf of each of them.

                                    SCANA CORPORATION

                              By: s/William B. Timmerman
                                 -----------------------------------
                                 William B. Timmerman, Chairman, President
                                 and Chief Executive Officer

                            Date: February 17, 1998


                                    SCANA COMMUNICATIONS, INC.

                              By: s/William B. Timmerman
                                 -----------------------------------
                                 William B. Timmerman, Chairman and
                                 Chief Executive Officer

                            Date: February 17, 1998



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                                EXHIBIT II

      Identification and Classification of the Subsidiary Which Acquired
        the Security Being Reported on by the Parent Holding Company;
          Identification and Classification of Members of the Group
      ------------------------------------------------------------------

     The members of the group filing this Schedule 13G pursuant to Rule 13d-1(c) are SCANA Corporation and SCANA Communications, Inc. SCANA Corporation is the parent company of SCANA Communications, Inc., which acquired the shares whose ownership is being reported in this Schedule 13G.